ALSTON & BIRD LLP

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Rosemarie A. Thurston                                                         Direct Dial: 404-881-4417                                                         E-mail: rosemarie.thurston@alston.com

October 7, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549

Re:	Bluerock Enhanced Multifamily Trust, Inc. Amendment No. 5 to Registration Statement on Form S-11 File No. 333-153135

Dear Mr. Kluck:

     This letter sets forth the responses of our client, Bluerock Enhanced Multifamily Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated October 6, 2009 referring to an amendment filed on September 25, 2009 (“Amendment No. 5”) to the Registration Statement on Form S-11 as filed with the Commission on August 22, 2008 (the “Registration Statement”). The Issuer has today filed a sixth amendment to the Registration Statement via EDGAR (“Amendment No. 6”). For your convenience, we have set forth each of the Staff’s comments followed by the Issuer’s relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 6 and that we will refer to the prospectus contained in Amendment No. 6 as the “amended prospectus.”

Cover Page of the Prospectus

1.  Comment: Please disclose the date that the offering will end as required by Item 501(b)(8)(iii) of Regulation S-K.

     Response: The Issuer has revised the cover page of the prospectus to include a reference to the date that the offering will end in response to the Commission’s comment. The Issuer undertakes to include the date the offering will end in the final prospectus filed pursuant to Rule 424(b)(3) not later than the fifth business day it is first used upon a

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Mr. Tom Kluck
October 7, 2009

declaration of effectiveness by the Commission. Please see the cover page of the amended prospectus.

Summary Risk Factors, page 3

2.  Comment: We note your response to comment 2 of our letter dated September 22, 2009. In response to our comment, you revised your disclosure to state that, after your have invested in real estate, you “may pay distributions from the sale of assets to the extent distributions exceed [y]our earnings or cash flow from operations.” Please expand this statement to clarify, if true, that after you have invested in real estate you may also pay distributions from offering proceeds and borrowings to the extent your distributions exceed your distributions exceed your earnings or cash flow from operations. Please make similar revisions to the risk factor on page 15.

     Response: The Issuer has revised the risk factors on pages 3 and 15 in response to the Commission’s comment. Please see pages 3 and 15 of the amended prospectus.

Plan of Distribution, page 129

3.  Comment: We note that you are registering $1.285 billion worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2). Also revise your disclosure to state the final termination date of the extension period and provide this disclosure on the cover page of the prospectus.

     Response: The Issuer confirms that it reasonably expects to offer and sell $1.285 billion worth of shares of its common stock in the next two years. In addition, the Issuer has revised the disclosure regarding the final termination date of the extension period on page 129 in response to the Commission’s comment. Please see page 129 of the amended prospectus.

Exhibit 8.1

4.  Comment: On page 3 of the opinion, counsel states: “This opinion may not be … relied upon … by any other person.” Please have counsel remove this statement as it appears to limit the ability of investors to rely upon the opinion.

     Response: The Issuer’s counsel has revised its opinion in response to the Commission’s comment. Please see page 3 of Exhibit 8.1.

Sales Literature

5.  Comment: We note that you submitted sales literature on March 23 and 31, 2009. We issued comments on April 9, 2009. We have not received your revisions in

Mr. Tom Kluck
October 7, 2009

response to our comments. Please note that we must review the revised material prior to you utilizing this material.

     Response: The Issuer undertakes to transmit to the Commission its revised sales literature under separate cover.

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

                                                                                                        Best regards,

                                                                                                        /s/ Rosemarie A. Thurston

                                                                                                        Rosemarie A. Thurston

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